# Heleum LLC

An Arizona Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Period April 06, 2017 (inception) to December 31, 2017

<u>TABLE OF CONTENTS</u>

For the Period April 06, 2017 (inception) to December 31, 2017





# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management
Heleum, LLC
Mesa, AZ

We have reviewed the accompanying financial statements of Heleum LLC (a Arizona Limited Liability Company), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the period of April 6, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, Heleum LLC relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about Heleum LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

April 5, 2018

# Heleum LLC
Balance Sheet
December 31, 2017
(unaudited)

## ASSETS

|  |  | December 31, 2017 |
|---|---|---|
| **Current Assets** |  |  |
| Cash | $ | 26,280 |
| Total current assets |  | 26,280 |
|  |  |  |
| Total Assets | $ | 26,280 |

## LIABILITIES AND MEMBERS' EQUITY

|  |  |  |
|---|---|---|
| **Current Liabilities** |  |  |
| Credit Card Payable | $ | 2,591 |
| Accrued Expenses |  | 11,711 |
| Short Term Loan |  | 4,839 |
| Loans from Members |  | 154,961 |
| Total Liabilities |  | 174,102 |
|  |  |  |
| Commitments & Contingencies |  | - |
|  |  |  |
| **Members' Equity** |  |  |
| Members' Contributions |  | 7,000 |
| Accumulated deficit |  | (154,822) |
| Total members' equity |  | (147,822) |
|  |  |  |
| Total Liabilities & Members' Equity | $ | 26,280 |

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

## Heleum LLC
### Statement of Operations
### Period From April 06, 2017 (inception) to December 31, 2017
### (unaudited)

|  | April 06, 2017 (inception) to December 31, 2017 |
|---|---|
| **Revenue** | |
| Sales | $ 97,388 |
| Cost of sales | - |
| Gross Margin | 97,388 |
| | |
| **Expenses** | |
| General and administrative | 124,710 |
| Salaries and wages | 99,169 |
| Rent | 9,275 |
| Legal and professional | 14,092 |
| Total operating expenses | 247,246 |
| | |
| Net loss from operations | (149,858) |
| | |
| **Other income (expense)** | |
| Interest expense | (964) |
| Financing incentive | (4,000) |
| Total other income (expense) | (4,964) |
| | |
| Net loss before income taxes | (154,822) |
| | |
| Provision for income taxes | - |
| | |
| Net Loss | $ (154,822) |

# Heleum LLC
## Statement of Changes in Members' Equity
### For the Period from April 06, 2017 (inception) to December 31, 2017
### (unaudited)

| | Member Contributions | Accumulated Deficit | Total Members' Equity |
|---|---|---|---|
| Balance - April 06, 2017 | $ - | $ - | $ - |
| Member cash contributions | 1,000 | | 1,000 |
| Member financing incentive | 4,000 | | 4,000 |
| Equity Compensation | 2,000 | | 2,000 |
| Net loss | - | (154,822) | (154,822) |
| **Balance December 31, 2017** | **$ 7,000** | **$ (154,822)** | **$ (147,822)** |

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

# Heleum LLC
## Statement of Cash Flows
### For the Period From April 06, 2017 (inception) to December 31, 2017
### (unaudited)

|  | April 06, 2017 (inception) to December 31, 2017 |
|---|---|
| **Cash flows from operating activities** |  |
| Net loss | $ (154,822) |
| Adjustments to reconcile net loss to net cash used by operating activities: |  |
| Financing incentive | 4,000 |
| Equity Compensation | 2,000 |
| Change in assets and liabilities |  |
| Accounts payable | 2,591 |
| Accrued expenses | 11,711 |
| Net cash used by operating activities | (134,520) |
|  |  |
| **Cash flows from investing activities** |  |
| Purchase of Equipment |  |
| Net cash used by investing activities | - |
|  |  |
| **Cash flows from financing activities** |  |
| Cash contributions from members | 1,000 |
| Proceeds from loans | 14,200 |
| Payments on loans | (9,361) |
| Proceeds from loans from members | 154,961 |
| Net cash provided by financing activities | 160,800 |
|  |  |
| Net increase in cash | 26,280 |
| Cash at beginning of period | - |
| Cash at end of period | $ 26,280 |
|  |  |
| **Supplemental cash flow information:** |  |
| Cash paid during the period for: |  |
| Interest | $ 964 |
| Income taxes | $ - |

## NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Heleum LLC is formed under the laws of the State of Arizona on April 06, 2017. The Company developed an automated app that grows money over the long-term by letting it float into rising currencies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period of April 06, 2017 (inception) to December 31, 2017, the Company recognized 88,049 in advertising costs, recorded under the heading 'General and administrative' in the statement of operations.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, efforts to raise capital, and the beginning of sales in 2017. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and

- Collectability is reasonably assured.

For the period of April 06, 2017 (inception) to December 31, 2017, the Company had $97,388 in revenues.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits of $250,000.

Income Taxes

The Company has elected S corporation status for federal income tax purposes, and is not a taxpaying entity. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Arizona state jurisdiction, as applicable.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

**NOTE 2 – RELATED PARTIES**

During the period from April 06, 2017 (inception) to December 31, 2017, members advanced funds to the Company for operations.  Member advances at December 31, 2017 were $154,961.  These advances are non-interest bearing.

**NOTE 3 – GOING CONCERN**

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $154,822 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.  The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**NOTE 4 – SHORT TERM LOAN**

The Company entered into short-term credit facility for $14,200 in September of 2017 which bears interest at 15%.  During the period ending December 31, 2017, the Company made payments to the principal balance in the amount of $9,361 and the outstanding balance at December 31, 2017 was $4,839.

**NOTE 5 – MEMBERS' EQUITY**

During the period under review, there were 8,500,000 founder units issued for $1,000 cash.  The Company issued 750,000 units as equity compensation valued at $2,000.  As an incentive for cash advances into the Company, there were 1,000,000 member units issued, which were valued at $4,000.

**NOTE 6 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through April 05, 2018, the date these financial statements were available to be issued.